Exhibit 16

December 5,2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Finotec Group, Inc.

Ladies/Gentlemen:

     We were previously the independent registered public accounting firm for Finotec Group, Inc. and under the date of December 22, 2004, we reported on the consolidated financial statements of Finotec Group, Inc. and Subsidiaries as of January 31, 2004 and for each of the two years in the period ended January 31, 2004. On May 23, 2005, we were notified by Finotec Group, Inc. that they have engaged new auditors and our firm was dismissed. We have read statements of Finotec Group, Inc. included under Item 4.01(a) of its Form 8-K/A, specifically paragraphs one to four, expected to be filed on or about December 13, 2005, and we agree with such statements. We cannot comment on paragraphs six and seven.

Very truly yours,

/s/ Hoberman, Miller, Goldstein & Lesser, C.P.A.'s, P.C.